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                             June 3, 2021

       Jiang Hui
       Chief Executive Officer
       Hudson Acquisition I Corp.
       19 West 44th Street, Suite 1001
       New York, NY 10036

                                                        Re: Hudson Acquisition
I Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 12,
2021
                                                            CIK No. 0001853047

       Dear Mr. Hui:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Anticipated expenses and funding sources, page 13

   1. We note that the $375,000 not held in the trust account will be insufficient to cover your anticipated operating
expenses for the initial 12 month completion window. In this regard, we note your
expenses detailed on page 54 and the assumption that you will need to draw on the
Promissory Note. Please revise this section to clarify your current intentions to draw upon
the Promissory Note to fund operating expenses and disclose the amount that you
currently intend to draw to fund operations through the initial 12 month completion window.
 Jiang Hui
FirstName  LastNameJiang
Hudson Acquisition I Corp.Hui
Comapany
June 3, 2021NameHudson Acquisition I Corp.
June 3,
Page 2 2021 Page 2
FirstName LastName
If the net proceeds of this offering not being held in the trust account are insufficient, page 31

2. Please revise this risk factor to clarify that the funds not held in the trust account are insufficient to cover your operating expenses without drawing upon the Promissory Note.
         Please revise to quantify the shortfall and disclose your intentions to rely upon the
         Promissory Note to fund such shortfall.
       Please contact Charlie Guidry at 202-551-3621 or Donald Field at 202-551-3680 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services